NEWS RELEASE

ARIZONA STAR ANNOUNCES CHANGES
TO ITS BOARD OF DIRECTORS
AND THE ADOPTION OF A
SHAREHOLDER RIGHTS PLAN

Toronto, Ontario, November 10, 2005 –

Board of Director Changes

The Company announced today that Mr. T. James Smolik has been appointed to the Board of Directors. Mr. Smolik is a Professional Metallurgical Engineer with experience in mine operations, engineering and construction. His past responsibilities included senior-level participation and management of a number of mining development projects. From 1995 to 2000 Jim was a Senior Vice President at Placer Dome and was responsible for the preparation of the January 2000 Feasibility Study for the Cerro Casale project. His experience also includes work as an independent consultant for project due diligence, mineral evaluations and expert witness assignments.

“Jim Smolik’s appointment significantly enhances the board’s mining expertise,” said Arizona Star President and CEO Paul Parisotto. He added, “Jim’s intimate knowledge of Cerro Casale will be of great value to the Company and the advancement of this project.”

The Company also announced that Dr. Vahid Fathi has stepped down from the Board of Directors of the Company effective immediately, at the request of his employer. Dr. Fathi’s service to the Company is greatly appreciated.

Shareholder Rights Plan

The Board of Directors has adopted, effective as of November 9, 2005, a Shareholder Rights Plan (the “Plan”) to encourage the fair treatment of shareholders if a take-over bid is made for the Company. The Plan is intended to discourage coercive or unfair take-over bids and to give the Board time to pursue alternatives to maximize shareholder value.

The Plan has not been adopted in response to, or in contemplation of, any specific proposal to acquire control of the Company. The Plan is subject to acceptance by the TSX Venture Exchange and must be ratified by shareholders within six months of the effective date of the Plan. The Plan will terminate at the close of the third annual meeting of shareholders following the meeting at which the Plan is ratified by shareholders, unless the Plan is reconfirmed and extended at that meeting.

The rights issued under the Plan will become exercisable only when a person, including any party related to that person, acquires, or announces an intention to acquire, 20 percent or more of the outstanding shares of the Company without complying with the “Permitted Bid” provisions of the Plan or without approval of the Board of Directors. Should such an acquisition occur, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase shares of the Company at a substantial discount to the market price at the time.

Under the Plan, a “Permitted Bid” is a bid made to all shareholders of Arizona Star and is open for acceptance for not less than 60 days. If, at the end of such 60-day period, at least 50 per cent of the outstanding shares, other than those owned by the bidder and certain related parties, have been tendered, the bidder may take up and pay for the shares but must extend the bid for a further 10 days to allow other shareholders to tender. The Plan is similar to other shareholder rights plans recently adopted by other Canadian public companies. A complete copy of the Plan will be filed on SEDAR.

Current beneficial owners of more than 20 per cent of the voting shares of the Company are deemed to be “Grandfathered Persons” under the Plan and exempt from the definition of “an acquiring person” under the Plan. If the Grandfathered Person ceases to own more than 20 per cent of the outstanding shares of the Company or becomes the beneficial owner of more than 1 per cent of the number of outstanding shares in addition to those shares that the Grandfathered Person already holds, the exemption will cease to apply.

James Anthony, Chairman of the Board of Directors, commented, “The adoption of a Shareholder Rights Plan fulfills a commitment that the Board made earlier this year to ensure that there will be adequate time to maximize shareholder value if an unsolicited bid is made for control of the Company.”

For further information please visit www.arizonastar.com or contact:

Paul Parisotto, President and CEO Tel: (416) 359-7808

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.